UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 30, 2017

Ciena Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-36250	23-2725311
(Commission File Number)	(IRS Employer Identification No.)

7035 Ridge Road, Hanover, MD	21076
(Address of Principal Executive Offices)	(Zip Code)

(410) 694-5700

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether registrant is an emerging growth company as defined in Rule 405 of Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events

On June 30, 2017, Ciena Corporation issued a press release announcing that it is offering to exchange its currently outstanding 3.75% Convertible Senior Notes due 2018 (the “Old Notes”) for a new series of 3.75% Convertible Senior Notes due 2017 (the “New Notes”) and an exchange fee of $2.50 per $1,000 original principal amount of New Notes (the “Exchange Offer”). The New Notes give Ciena the option, at its election, to settle conversions of such notes for cash, shares of its common stock, or a combination of cash and shares. Except with respect to the additional cash settlement options upon conversion, the New Notes will be issued on substantially the same terms as the Old Notes. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference. Also attached as Exhibit 99.2 to this Current Report on Form 8-K is a notice to investors, dated June 30, 2017, regarding the Exchange Offer.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release of Ciena Corporation dated June 30, 2017

99.2	Notice to Investors dated June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Ciena Corporation

Date: June 30, 2017	By:	/s/ David M. Rothenstein
David M. Rothenstein
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Ciena Corporation dated June 30, 2017

99.2	Notice to Investors dated June 30, 2017